03012972

50 3/10/03

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tradewinds Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 Redwood Highway, Suite 2355
(No. and Street)

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

Mill Valley,	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson Cheng — (415) 389-4790
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – if individual, state, last, first, middle name)

100 Spear Street, 10th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Wilson Cheng, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertain to the firm of Tradewinds Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wilson Cheng

Signature

Financial Principal

Title

Notary Public

Hamid Sigaroudinia

HAMID SIGAROUDINIA
Commission # 1366831
Notary Public - California
Marin County
My Comm. Expires Jul 27, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods ofconsolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEWINDS SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING SCHEDULES
AND AUDITORS' REPORT

DECEMBER 31, 2002

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Directors
Tradewinds Securities Corporation

We have audited the accompanying statement of financial condition of Tradewinds Securities Corporation (the Company) as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradewinds Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
February 5, 2003

Harb, Levy & Weiland LLP

Tradewinds Securities Corporation
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 24,504
Due from affiliate	10,000
Receivable from shareholders	11,691
Other assets	1,063
	$ 47,258

Liabilities and Shareholders' Equity

Liabilities:	
Client research payable	$ 2,877
Shareholders' Equity:	
Common stock, $1 par; 10,000 shares authorized, 1,999 shares issued and outstanding	1,999
Additional paid-in capital	348,508
Accumulated deficit	(306,126)
Total Shareholders' Equity	44,381
	$ 47,258

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 903
Interest	460
Total Revenues	1,363
Expenses:	
Office, administrative and support expenses	11,070
Legal and accounting fees	17,110
Licenses, fees and other	1,922
Travel	1,186
Insurance	954
Total Expenses	32,242
Net Loss	$ (30,879)

Tradewinds Securities Corporation
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Shareholders' Equity
Balances at December 31, 2001	$ 1,999	$348,508	$ (275,247)	$ 75,260
Net loss			(30,879)	(30,879)
Balances at December 31, 2002	$ 1,999	$348,508	$ (306,126)	$ 44,381

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net loss	$ (30,879)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in receivable from shareholders	(1,006)
Decrease in due from affiliate	10,000
Increase in other deposit	(1,063)
Decrease in client research payable	(17,325)
Decrease in payable to broker	(1,673)
Total adjustments	(11,067)
Net Cash Used in Operating Activities	(41,946)
Net Decrease in Cash	(41,946)
Cash, Beginning of Year	66,450
Cash, End of Year	$ 24,504

Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies

General

Tradewinds Securities Corporation (the Company), a California corporation, is registered as a fully disclosed broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company functions as a general securities broker-dealer and an administrator of soft dollar credits.

As of December 31, 2002, the Company has terminated its contract with its clearing organization. No other arrangements have been made with any other clearing organizations. The Company has requested the NASD to maintain its current status without modification and is awaiting approval.

Cash

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account, and it believes it is not exposed to any significant credit risk on this cash account.

Federal and State Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. As a result, the taxable income or loss of the Company is reported on the individual tax return of its shareholders and any resulting income tax is the obligation of the shareholders. For federal income tax purposes, no income tax is levied at the corporate level; however, for California income tax purposes, a tax of 1.5 % of taxable income is levied at the corporate level. California imposes a minimum tax of $800.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis.

2. Transactions with Related Parties

The Company receives office, administrative and support services from an affiliate, Tradewinds Financial Corporation. The total amount paid during the year for these services was $10,000 and is included in office, administrative and support expenses as shown in the statement of operations.

The Company does not charge a commission for the trades placed by the shareholders. The clearing organization charges commission and clearing expenses for these trades to the Company. In 2002, the Company paid $1,006 for these expenses and is recorded as receivable from shareholders on the statement of financial condition.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $21,627 which was $16,627 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Tradewinds Securities Corporation as of December 31, 2002

1. Total ownership equity from Statement of Financial Condition			$ 44,381	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			44,381	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 44,381	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C	$ 22,754	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$	3610	(22,754)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 21,627	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List)		3736		3740
10. Net Capital			$ 21,627	3750

OMIT PENNIES

6a: Non-allowable assets

Due from affiliate	$ 10,000
Receivable from shareholders	11,691
Other deposit	1,063
Total non-allowable assets	$ 22,754

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Tradewinds Securities Corporation — as of December 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 191	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 16,627	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 21,340	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 2,877	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total Aggregate indebtedness			$ 2,877	3840
20. Percentage of aggregate indebtedness to net capital (line 19÷line 10)			13%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 or 24)	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

Tradewinds Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2002

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Tradewinds Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2002

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Tradewinds Securities Corporation
Reconciliations Pursuant to Rule 15c3-1 and 15c3-3
December 31, 2002

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 21,627	$ 2,877	13%
Computation per Schedule I	21,627	2,877	13%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Board of Directors
Tradewinds Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Tradewinds Securities Corporation (the Company), for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 5, 2003

Harb, Levy & Weiland LLP

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of MARIN } ss.

On FEBRUARY 26, 2003 before me, HAMID SIGAROUDINIA,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared WILSON CHENG,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

HAMID SIGAROUDINIA
Commission # 1366831
Notary Public - California
Marin County
My Comm. Expires Jul 27, 2006

Commission #1366831
Commission Expires:
July 27, 2006

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

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